SO 3/17/04

3/18

04016394

SECURITI[illegible] [illegible]SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 1 2004
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-41265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFM INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4667 HIGHWAY 9
(No. and Street)

HOWELL, (City) NEW JERSEY (State) 07731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS SCATIGNA (732) 905-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COWAN, GUNTESKI & CO., P.A.
(Name – *if individual, state last, first, middle name*)

40 BEY LEA ROAD, SUITE A101 (Address) TOMS RIVER, (City) NJ (State) 08753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS SCATIGNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COWAN, GUNTESKI & CO., P.A., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public Exp 6-7-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFM INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Years Ended December 31, 2003 and 2002

AFM INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Years Ended December 31, 2003 and 2002

CONTENTS

Cowan, Gunteski & Co., P.A.

Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

We have audited the accompanying statements of financial condition of AFM Investments, Inc. as of December 31, 2003 and 2002, and the related statements of operations and accumulated deficit, changes in subordinated borrowings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFM Investments, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
February 20, 2004

www.cgandco.com

Reply to:
40 Bey Lea Road, Suite A101
Toms River, NJ 08753
(732) 349-6880 • Fax: (732) 349-1949

750 Broad Street
Shrewsbury, NJ 07702
(732) 741-2624 • Fax: (732) 741-8590

AFM INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS	2003	2002
Cash and Cash Equivalents	$ 65,452	$ 45,200
Commissions Receivable	107,055	782
Deposit with Clearing Organization	-	75,000
Property and Equipment, net of accumulated depreciation	-	1,054
Security Deposits	9,315	9,315
Other Assets	3,300	3,300
Deferred Tax Assets	16,309	22,803
Total Assets	$ 201,431	$ 157,454
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commissions Payable	$ 52,383	$ 17,461
Accounts Payable	21,022	10,929
Other Liabilities	5,248	7,544
Loans Payable	-	50,000
Total Liabilities	78,653	85,934
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, 250 Shares Authorized, 200 Shares Issued and 188 Shares Outstanding	200	200
Additional Paid-In Capital	224,296	224,296
Less: Treasury Stock	(60,000)	(60,000)
Accumulated Deficit	(41,718)	(92,976)
Total Stockholders' Equity	122,778	71,520
Total Liabilities and Stockholders' Equity	$ 201,431	$ 157,454

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commission Income	$ 1,401,613	$ 1,022,602
Net Dealer Trading Losses	(9,367)	(22,079)
Service Fee Income	448,473	256,103
Interest Income	13,974	4,997
Total Revenues	1,854,693	1,261,623
EXPENSES		
Commissions	1,172,505	666,635
Direct Marketing Expense	50,443	45,934
Clearing Costs	219,044	217,727
Unsecured Debts and Write-Offs	445	163
Quotations and Research	10,521	24,400
Total Expenses	1,452,958	954,859
Gross Margin	401,735	306,764
Operating Expenses	337,405	320,188
Income (Loss) From Operations	64,330	(13,424)
Interest Expense	1,500	7,512
Income (Loss) Before Income Taxes	62,830	(20,936)
Income Tax Expense (Benefit)	11,572	(1,742)
Net Income (Loss)	51,258	(19,194)
Accumulated Deficit , Beginning	(92,976)	(73,782)
Accumulated Deficit, Ending	$ (41,718)	$ (92,976)

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Subordinated Borrowings, Beginning	$ -	$ 150,000
Changes During Year	-	(150,000)
Subordinated Borrowings, Ending	$ -	$ -

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	2003	2002
Balance, Beginning	$ 71,520	$ 90,714
Net Income (Loss)	51,258	(19,194)
Balance, Ending	$ 122,778	$ 71,520

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 51,258	$ (19,194)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:		
Depreciation	1,055	1,587
Deferred Income Taxes	6,494	(2,107)
(Increase) Decrease in:		
Commissions Receivable	(106,273)	33,391
Deposit with Clearing Organization	75,000	-
Securities Owned at Market Value	-	105,725
Other Assets	-	4,000
Increase (Decrease) in:		
Commissions Payable	34,922	(28,302)
Accounts Payable	10,093	(4,738)
Other Liabilities	(2,297)	(2,868)
Net Cash Provided from Operating Activities	70,252	87,494
CASH FLOWS FROM FINANCING ACTIVITIES		
New Borrowings:		
Short-Term	-	50,000
Debt Reduction:		
Short-Term	(50,000)	-
Long-Term	-	(150,000)
Net Cash Used by Financing Activities	(50,000)	(100,000)
Net Increase (Decrease) in Cash and Cash Equivalents	20,252	(12,506)
Cash and Cash Equivalents, Beginning	45,200	57,706
Cash and Cash Equivalents, Ending	$ 65,452	$ 45,200

See Accompanying Notes and Independent Auditors' Report

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

AFM Investments, Inc., ("the Company"), was formed during 1989 for the purpose of doing business as a broker/dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through National Financial Services Corp. pursuant to an agreement dated November 30, 1989.

The Company is approved by the National Association of Securities Dealers, Inc. (NASD) to conduct market-making activity in twenty securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased as short term cash investments, with a maturity of three months or less, to be cash equivalents.

Securities

Securities owned are primarily corporate stocks and are stated at market value. Unrealized gains or losses on securities, owned at year-end are reflected in the results of operations.

Obligations arising from financial instruments sold short in connection with the Company's normal trading activities expose the Company to risk in the event market prices increase, since the Company may be obligated to repurchase those short positions at a greater price. The Company primarily engages in short selling of debt securities, which are typically less volatile than equities or options.

Business Concentration

The Company clears all securities transactions through another broker/dealer. The Company does not believe this broker/dealer is irreplaceable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed under the straight line method for financial statement purposes. Depreciation expense for the years ended December 31, 2003 and 2002 are $1,055 and $1,587, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Revenue and Expense Recognition

The revenues of the Company are derived primarily from commissions earned on the sale of securities. Commission income is recorded as of the trade date of the securities. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Expenses are recognized when incurred.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to the possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempt provisions of Paragraph (k) (2) (ii).

Treasury Stock

Treasury stock is shown at cost, and in 2003 and 2002 consisted of 12 shares of common stock.

NOTE 2 – COMMISSIONS RECEIVABLE

Commissions receivable consists of the net balance due from the clearing organization. As of December 31, 2003 and 2002, the balance due to the Company is $107,055 and $782, respectively.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash clearing deposit with its clearing broker, National Financial Services Corporation. Interest on the deposit is received quarterly and varies with the broker call rate. For the statements of cash flows, this deposit is not presented as a component of cash. Deposits for the years ended December 31, 2003 and 2002 were $0 and $75,000, respectively.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and Equipment are summarized by major classifications as follows:

	2003	2002
Office Equipment	$ 48,155	$ 48,155
Furniture and Fixtures	8,453	8,453
Leasehold Improvements	4,365	4,365
	60,973	60,973
Less Accumulated Depreciation	60,973	59,919
	$ -	$ 1,054

NOTE 5 - SUBORDINATED BORROWINGS

The Company entered into a subordinated loan agreement, approved by the National Association of Securities Dealers, Inc., (NASD) effective November 13, 1997. The proceeds of the loan, $150,000, are used by the Company for capital purposes. Under the terms of the agreement, the Company agreed to repay the loan by March 1, 2002, with accrued interest at the rate of 12% per annum.

During 2002, the Company repaid $100,000 of principal. The balance outstanding at December 31, 2003 and 2002 was $0 and $50,000, respectively. With the payment at December 31, 2002, the debt was no longer subject to the subordinated conditions of the Net Capital requirements of the NASD. The balance outstanding on the subordinated borrowings was reclassified to loans payable. The current note was unsecured, due on demand and accrued interest at a rate of 12%.

NOTE 5 - SUBORDINATED BORROWINGS (Continued)

Interest expense was $1,500 and $7,512 for the years ended December 31, 2003 and 2002 respectively.

NOTE 6 – DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases office space under an agreement that is renewable annually and has been extended through December 31, 2004. Rent expense was $28,000 and $28,800 for the years ended December 31, 2003 and 2002, respectively.

NOTE 7 - CAPITAL REQUIREMENTS

AFM Investments, Inc., reduced their Net Capital requirements to $5,000 in 2002. Under the new requirements the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any activities described in Rule 15c3-1(a)(2) (i) through (v) of that section.

The Company's net capital and required net capital were $93,854 and $5,000 respectively at December 31, 2003 and $34,548 and $5,000 respectively at December 31, 2002.

The Company's aggregate indebtedness to net capital ratio was .84 to 1 and 2.49 to 1 as of December 31, 2003 and 2002, respectively.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company maintains a contributory 401(k) Savings Plan for qualified employees. The terms of the Plan define qualified employees as those over 21 years of age, with at least 1,000 hours of service in their first 12 months of employment with the Company. The Company does not provide a matching contribution provision.

NOTE 9 – INCOME TAXES

Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 2003 are:

NOTE 9 – INCOME TAXES (Continued)

	2003	2002
Depreciation	$ 543	$ 745.00
Operating loss carryforwards	15,766	22,058
	$ 16,309	$ 22,803

The provision for income taxes for the years ending December 31, 2003 and 2002, consist of the following:

	2003	2002
CURRENT TAX EXPENSE		
State	$ 5,078	$ 365
DEFERRED TAX EXPENSE (BENEFIT)		
Federal	8,081	(2,353)
State	(1,587)	246
	$ 11,572	$ (1,742)

The Company has available at December 31, 2003, $31,252 of unused operating loss carry forwards that may be applied against future taxable income and that expire in various years from 2007 to 2017. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carry forwards. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. No reserve for these deferred tax assets has been recorded.

NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash was expended for interest in the amount of $1,500 and $7,512 in 2003 and 2002 respectively. Cash was expended for incomes taxes in the amount of $720 and $245 in 2003 and 2002, respectively.

NOTE 11 – RECLASSIFICATIONS

Certain revenue and expense items for the year ended December 31, 2002 have been reclassified to conform to the December 31, 2003 presentation. These reclassifications had no effect on accumulated deficit.

SUPPLEMENTAL INFORMATION

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

Our report on our audit of the basic financial statements of AFM Investments, Inc. for the years ended December 31, 2003 and 2002 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental information on page 13 is not a required part of the basic financial statements but is supplementary information required by accounting principles generally accepted in the United States of America. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
February 20, 2004

www.cgandco.com

Reply to:
40 Bey Lea Road, Suite A101
Toms River, NJ 08753
(732) 349-6880 • Fax: (732) 349-1949

750 Broad Street
Shrewsbury, NJ 07702
(732) 741-2624 • Fax: (732) 741-8590

AFM INVESTMENTS, INC.

SUPPORTING SCHEDULES OF OPERATING EXPENSES
For the Years Ended December 31, 2003 and 2002
(Unaudited)

	2003	2002
Salaries and Wages	$ 75,237	$ 96,762
Payroll Taxes	37,458	31,105
Data Processing	10,950	6,433
Depreciation	1,055	1,587
Donations	6,880	7,506
Dues, Subscriptions and Publications	5,266	3,397
Entertainment	6,535	6,103
Equipment Rental	3,951	3,576
Employee Benefits	31,783	26,021
Insurance	1,899	1,850
Licenses and Registration	7,785	8,456
Miscellaneous	1,971	1,253
Office Supplies and Expense	33,453	17,428
Postage	14,492	13,233
Printing	2,829	3,661
Professional Services	19,513	25,712
Rent	28,000	28,800
Seminars	9,923	1,334
Telephone and Communication	27,235	29,516
Travel	5,508	807
Utilities	5,682	5,648
	$ 337,405	$ 320,188

See Independent Auditors' Report on Supplementary Information

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

We have audited the financial statements of AFM Investments, Inc. as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 20, 2004. The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
February 20, 2004

www.cgandco.com

Reply to:
40 Bey Lea Road, Suite A101
Toms River, NJ 08753
(732) 349-6880 • Fax: (732) 349-1949

750 Broad Street
Shrewsbury, NJ 07702
(732) 741-2624 • Fax: (732) 741-8590

AFM INVESTMENTS, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

	2003	2002
NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital	$ 122,778	$ 71,520
Add: Liabilities Subordinated to General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	122,778	71,520
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets		
Deferred Tax Asset	16,309	22,803
Property and Equipment	-	1,054
Other Assets	9,315	9,815
Restricted Investments	3,300	3,300
	28,924	36,972
Net Capital Before Haircuts on Securities Position	93,854	34,548
Haircuts on Securities	-	-
Net Capital	$ 93,854	$ 34,548
AGGREGATE INDEBTEDNESS		
Commissions Payable	$ 52,383	$ 17,461
Loan Payable	-	50,000
Accounts Payable	21,022	10,929
Other Liabilities	5,248	7,544
Total Aggregate Indebtedness	$ 78,653	$ 85,934
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 88,854	$ 29,548
Ratio: Aggregate Indebtedness to Net Capital	.84:1	2.49:1

See Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

AFM INVESTMENTS, INC.

SCHEDULE I (Continued)
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

Reconciliation with Computation (included in Part II of Form X-17A-5)

	2003	2002
Net Capital, as Reported in the Companys' Part II FOCUS Report (Unaudited)	$ 93,854	$ 34,548
Net Audit Adjustments	-	-
Net Capital Per Above	$ 93,854	$ 34,548

See Independent Auditors' Report on Supplementary Information Required
by Rule 17a-5 of the Securities and Exchange Commission

AFM INVESTMENTS, INC.

SCHEDULE I (Continued)
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

AFM INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2003 and 2002.

EXEMPTION UNDER SECTION (k) (2) (ii) IS CLAIMED:
All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

In planning and performing our audit of the financial statements and supplementary schedules of AFM Investments, Inc. ("the Company"), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.cgandco.com

Reply to:
40 Bey Lea Road, Suite A101
Toms River, NJ 08753
(732) 349-6880 • Fax: (732) 349-1949

750 Broad Street
Shrewsbury, NJ 07702
(732) 741-2624 • Fax: (732) 741-8590

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the Company's internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, Management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
February 20, 2004